

Alex Kot · 3rd

 **Rentberry**

Head Of Design at Rentberry and Floorly. Design consultant.

San Francisco, California · 500+ connections · **Contact info**

Providing services
Interaction Design, User Experience Design (UED), Web Design, and Logo Design
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Featured



Kotki | Product designer at Rentberry
Kotki — Product designer and Design consultant

Personal site of Kotki, product designer at Rentberry

Activity

1,134 followers

 **Hola folks! I have a new project on Behance that I've been working on for the last two yea https://lnkd.in/eDssvwU Take a look at it and share your thoughts and love. 🌚 🖤**

Alex shared this

Experience



Rentberry
4 yrs 8 mos

Head Of Design
Feb 2018 – Present · 2 yrs 4 mos
San Francisco Bay Area

Product Designer
Oct 2015 – Present · 4 yrs 8 mos



Product Designer
Floorly
Oct 2018 – Present · 1 yr 8 mos
United States



Senior UI/UX Designer
Alty
Mar 2013 – Oct 2015 · 2 yrs 8 mos

UI/UX Designer
Trinetix
Dec 2012 – Mar 2013 · 4 mos

iOS application designer
Chiboco
Sep 2011 – Nov 2012 · 1 yr 3 mos

Show 2 more experiences ⌄

Education

National Academy of Culture and Arts Management
Master's degree, Information Systems Management
2002 – 2007



